Verbena Pharmaceuticals Inc.
270 Presidential Drive
Wilmington, DE 19807
(302) 743-2995

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

October 12, 2007

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share (“Common Stock”), of Verbena Pharmaceuticals Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited. You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

We currently are engaged in advanced negotiations with respect to a possible change in control of the Company (the “Change in Control”). In connection with the Change in Control, we anticipate entering into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Genesis Holdings, Inc., a Texas corporation (“Genesis”), pursuant to which Genesis would purchase 2,500,000 shares of Common Stock for an aggregate purchase price equal to $50,000 (the “Sale of Stock”). Concurrently with the Sale of Stock, we anticipate entering into a Redemption Agreement (the “Redemption Agreement”) with Randy Milby, our sole officer, director and stockholder, pursuant to which we would purchase all of his 2,500,000 shares of Common Stock for an aggregate purchase price equal to $50,000 (the “Redemption”).

We believe the anticipated Sale of Stock and Redemption, if consummated, will constitute the Change in Control. Additionally, in connection with the Change in Control, under the proposed terms of the Purchase Agreement we would experience a change in a majority of our Board of Directors.

We have not entered into any binding or enforceable agreement with respect to the Change in Control. There is no assurance that the Change in Control will occur, or that the anticipated terms of the Change in Control described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Change in Control and contains certain biographical and other information concerning our executive officers and directors after completion of the Change in Control. The terms of the Change in Control and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. In the event that we consummate the Change in Control, we expect to file a Current Report on Form 8-K. The description of the Change in Control and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Change in Control, its anticipated terms and anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Change in Control not to be consummated or may cause the actual terms, consequences of the Change in Control and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, our inability to perform our closing obligations with respect to the Change in Control, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts, the Risk Factors set forth in our Form 10-KSB filed with the SEC on March 6, 2007 which are incorporated herein by reference, and similar matters.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Sale of Stock. Accordingly, the closing of the Sale of Stock and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement. This Information Statement will be first delivered to the Company’s sole stockholder of record on or about October 12, 2007.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE IN CONTROL

We currently are engaged in advanced negotiations with respect to a possible change in control of the Company (which we refer to above and throughout this Information Statement as the “Change in Control”). As part of the Change in Control, we anticipate entering into the Purchase Agreement with Genesis, pursuant to which Genesis would purchase 2,500,000 shares of Common Stock for an aggregate purchase price equal to $50,000 (the “Sale of Stock”). It is contemplated that the purchase price would be paid in two parts, as follows: (i) $16,700 in cash and (ii) a promissory note for $33,300 (the “Genesis Note”), both of which would be delivered to the Company upon the execution and delivery of the Purchase Agreement. The Genesis Note would provide that the principal amount therein shall be paid no later than two business days after the Company has (i) completed a transaction pursuant to which the Company is no longer a “shell company” as defined in Rule 12b-2 promulgated under the Exchange Act (a “Shell Merger”) and (ii) has received approval to commence the trading of its securities on the Pink Sheets LLC, the Nasdaq Over-the-Counter Bulletin Board or other established trading market. It is further contemplated that a condition to closing the Sale of Stock would be that all outstanding indebtedness of the Company to Randy Milby shall have been converted to equity and cancelled.

Concurrently with the Sale of Stock, we anticipate entering into the Redemption Agreement  with Randy Milby, our sole officer, director and stockholder, pursuant to which we would purchase all of his 2,500,000 shares of Common Stock for an aggregate purchase price equal to $50,000 (the “Redemption”). It is contemplated that the purchase price would be paid in two parts, as follows: (i) $16,700 in cash and (ii) a promissory note for $33,300 (the “Milby Note”), both of which would be delivered to Mr. Milby upon the execution and delivery of the Redemption Agreement. The Milby Note would provide that the principal amount therein shall be paid no later than two business days after the Company has (i) completed a Shell Merger and (ii) has received approval to commence the trading of its securities on the Pink Sheets LLC, the Nasdaq Over-the-Counter Bulletin Board or other established trading market.

It is contemplated that at the closing of the Sale of Stock and the Redemption, a stock certificate representing the shares of Common Stock to be issued to Genesis, as well as a blank stock power with respect thereto, and the certificate representing the shares of Common Stock being redeemed by the Company from Mr. Milby, as well as a blank stock power with respect thereto, would be placed in escrow with Feldman Weinstein & Smith LLP, as escrow agent under an escrow agreement to be entered into.

It is further contemplated that the Milby Note will provide that, if the Company does not complete a Shell Merger within one year of the date of the Milby Note, then, at anytime thereafter, unless all principal and interest outstanding on the Milby Note shall have previously been paid, upon written notice from Mr. Milby to the Company and upon written notice to the escrow agent, the Company immediately shall reissue to Mr. Milby the two million five hundred thousand (2,500,000) shares of Common Stock then held in escrow in exchange for the cancellation of the Milby Note and shall receive from the escrow agent and redeem, for a nominal purchase price equal to the par value thereof, two million five hundred thousand (2,500,000) shares of Common Stock owned by Genesis. Additionally, Mr. Milby’s written notice to the escrow agent under the Milby Note also shall be deemed a demand under the Genesis Note, pursuant to which the Company will be obligated to redeem from Genesis, for a nominal purchase price equal to the par value thereof, the two million five hundred thousand (2,500,000) shares of Common Stock held in escrow and cancel the Genesis Note.

As a requirement of the contemplated Sale of Stock, we anticipate that immediately prior to the consummation thereof, our Board of Directors would consist of one member, who would be appointed by Genesis, and Randy Milby, currently our sole director, would resign from our Board of Directors. This would result in a change in a majority of our Board of Directors. Additionally, Mr. Milby would resign from his position as President and Secretary of the Company.

VOTING SECURITIES

As of October 12, 2007, we had 2,500,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding. Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of October 12, 2007

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Exchange Act) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.

The following information is presented as of October 12, 2007.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class (1)
Randy Milby 270 Presidential Drive Wilmington, DE 19807	Common Stock	2,500,000	100%

All directors and executive officers as a group (1 person)	Common Stock	2,500,000	100%

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(1) Based upon 2,500,000 shares of Common Stock issued and outstanding as of October 12, 2007.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the anticipated beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Exchange Act) of our Common Stock by (i) each person who is anticipated by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our anticipated executive officers and directors as a group.

The following information is presented on a forward-looking basis assuming the consummation of the Change in Control on the terms currently anticipated.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Number of Shares Beneficially Owned	Anticipated Percent of Class (1)
Anticipated 5% or Greater Stockholders:
Genesis Holdings, Inc. (2) 10010 San Pedro Avenue, Ste. 310 San Antonio, Texas 78216	Common Stock	2,500,000	100%

Anticipated Directors and Named Executive Officers:
Pamela Morse 2626 Forest Pebble San Antonio, TX 78232	Common Stock	2,500,000 (3)	100%

All anticipated directors and executive officers as a group (1 person):	Common Stock	2,500,000	100%

(1) Based upon 2,500,000 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Change in Control.

(2) Pamela Morse, the acting Chief Executive Officer of Genesis, has investment and voting control over the shares anticipated to be owned by Genesis, and therefore may be deemed to be a beneficial owner thereof.

(3) Represents shares of Common Stock anticipated to be owned by Genesis. As acting Chief Executive Officer of Genesis, Ms. Morse may be deemed to be the beneficial owner of these shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Company during the past five years.

Current Directors and Executive Officers

The following table sets forth the respective name, age and positions of our current sole director and executive officer. The sole director and officer identified below would resign immediately prior to the consummation of the Sale of Stock and be replaced by the person set forth in the Section entitled New Directors and Executive Officers.

Name	Age	Position
Randy Milby	54	President, Secretary and Director

Randy Milby. Randy Milby has served as the President and Secretary of the Company since January 31, 2006. He has served as Director of the Company since inception. Mr. Milby has been the Global Business Director for Dupont since January 2004. Prior to that position at Dupont, he was the Global Marketing Director for Dupont from June 1999 to January 2004. Mr. Milby also serves as President, Secretary and Director of Hillstream Pharma Inc., which is also a blank check company, non-trading, publicly-reporting shell company. Mr. Milby received a Bachelor of Science in Pharmacy from the University of Kansas in 1979 and a Masters in Business Administration from Washington University in St. Louis in 1985.

New Directors and Executive Officers

Prior to the consummation of the Sale of Stock, we would make the following changes to our Board of Directors and executive officers:

•	We would increase the size of our Board of Directors from one to two, and the current sole director would elect Pamela Morse to fill the resulting vacancy;

•	Immediately after the election of Pamela Morse, Mr. Milby would resign from the Board of Directors and resign as President and Secretary of the Company; and

•	Our Board of Directors would appoint Pamela Morse as President and Secretary of the Company.

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Change in Control is consummated. The term of the director listed below would run until our annual meeting of stockholders in 2008.

Name	Age	Anticipated Position
Pamela Morse	31	President, Secretary and Director

Pamela Morse. Pamela Morse is expected to serve as our President, Secretary and sole director. Since August 2007, Ms. Morse has served as the acting Chief Executive Officer of Genesis Holdings, Inc.; however, she has worked for Genesis since May of 2007 as a corporate attorney. Prior to joining Genesis, from March 2007 until May 2007, she worked as a Mortgage Counselor for United Services Automobile Association. From October 2006 until February 2007, Ms. Morse worked in promotional marketing for GMR Promotions. From February 2006 until September 2006, she worked in home sales for David Weekley Homes. From September 2002 to January 2006, Ms. Morse taught part time at schools in Round Rock and San Antonio, Texas and assisted with a family business. From 1994 through 2002 Ms. Morse was a Manager of Pirone’s Italian Restaurant in Westampton, New Jersey. Ms. Morse received a law degree from Rutgers School of Law in Camden, New Jersey in 2001; she also received a Bachelors degree with honors in Psychology and Philosophy from Rutgers University 1998.

Significant Employees

The Company has no significant employees.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only limited resources. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. We anticipate the current circumstances to remain after we consummate the Change in Control. However, in the future, upon the closing of a reverse merger or other business combination, we anticipate that our Board of Directors will ultimately form standing audit, nominating and compensation committees.

Communication with our Director

Stockholders or other interested parties may communicate with our director by sending mail to Randy Milby, 270 Presidential Drive, Wilmington, DE 19807.

Board of Directors’ Meetings

During our fiscal year ended December 31, 2006, we did not hold any meetings of the Board of Directors.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s fiscal year ended December 31, 2006, and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

EXECUTIVE COMPENSATION

Compensation of Company’s Current Executive Officer

Summary Compensation Table

The following table sets forth the compensation earned for services rendered to the Company for the most recently completed year by our President and our other most highly compensated executive officers whose salary and bonus during the year ended December 31, 2006 exceeded $100,000.

		Annual Compensation		Long-Term Compensation Awards Securities Underlying Options	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Randy Milby, President and Secretary	2006	$0	$0	0	$0

Option Grants in Last Fiscal Year

Our sole officer was not granted any options during our fiscal year ended December 31, 2006.

Aggregate Option Exercises and Option Ownership in Last Fiscal Year

Our sole officer did not exercise any options during our fiscal year ended December 31, 2006 and does not currently own any options.

Employment Contracts

The Company is not a party to any employment agreements.

Compensation of Company’s Nominated Executive Officers

Summary Compensation

In connection with the consummation of the Change in Control, we anticipate that Pamela Morse would become the sole executive officer of the Company. We anticipate that Ms. Morse would not earn any compensation.

Option Grants in Last Fiscal Year

Pamela Morse was not granted any options during our fiscal year ended December 31, 2006.

Aggregate Option Exercises and Option Ownership in Last Fiscal Year

Pamela Morse did not exercise any options during our fiscal year ended December 31, 2006.

Employment Contracts

The Company does not intend to enter into an employment agreement with Pamela Morse.

Stock Option Plan

The Company does not currently have a stock option plan and has no intention at this time or after the consummation of the Change in Control to adopt one.

Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay director’s expenses in attending board meetings. Upon consummation of the Change in Control, the Company intends to continue with the Company’s current policy and not pay any cash fees to our directors or pay any director’s expenses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 7, 2006, the Company issued a 4% promissory note payable for $12,500, to Randy Milby, our sole officer and director (the “February Note”). On June 15, 2006, the Company issued a 4% promissory note payable for $5,000, to Randy Milby (the “June Note” and, together with the February Note, the “Notes”). The Notes and all accrued interest mature upon completion of a merger, and if no merger is consummated, then the Notes will reach maturity on December 31, 2010. It is contemplated that a condition to closing the Sale of Stock would be that all outstanding indebtedness of the Company to Randy Milby shall have been converted to equity and cancelled.

The Company utilizes the office space and equipment of its stockholder at no cost. Management estimates such amounts to be immaterial.

By Order of the Board of Directors
October 12, 2007